March 21, 2019

Alon Dayan
Director and Chief Executive Officer
Virtual Crypto Technologies, Inc.
11 Ha'amal Street
Tel Aviv, Israel

       Re: Virtual Crypto Technologies, Inc.
           Preliminary Information Statement on
           Schedule 14C
           Filed February 26, 2019
           File No. 000-15746

Dear Mr. Dayan:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed February 26, 2019

General

1. We note your disclosure that the Reverse Stock Split is a condition to closing of the Share
      Exchange Agreement, which you have entered into to acquire 99.83% of Algomizer Ltd.'s holdings in Viewbix, Ltd. Because shareholders will not have a separate opportunity to vote upon your acquisition of the interest in Viewbix, Ltd., please revise your preliminary information statement to provide the disclosures required by Item 1 of
Schedule 14C,
      which refers to Items 11, 13, and 14 of Schedule 14A, pursuant to Note A of Schedule
      14A. Alternatively, provide us with a detailed legal analysis of why this information is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alon Dayan
Virtual Crypto Technologies, Inc.
March 21, 2019
Page 2

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Assistant Director, at (202) 551-3264 with any questions.



                                                         Sincerely,
FirstName LastNameAlon Dayan
                                                         Division of
Corporation Finance
Comapany NameVirtual Crypto Technologies, Inc.
                                                         Office of Consumer
Products
March 21, 2019 Page 2
cc:       Shachar Hadar
FirstName LastName